AKB



16014226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of Neuse Road
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Paciorek, Member (919) 850-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

Post Office Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AKB

OATH OR AFFIRMATION

I, Michael Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MICHAEL D BEACH
NOTARY PUBLIC
WAKE CO.
NORTH CAROLINA

PINNACLE CAPITAL MARKETS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HONOS FINANCIAL, LLC)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC (the "Company", a wholly-owned subsidiary of Honos Financial, LLC) as of December 31, 2015 and 2014, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts LLP

Raleigh, North Carolina
February 24, 2016

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Balance Sheets

December 31, 2015 and 2014

Assets

	2015	2014
Current assets:		
Cash and cash equivalents	$ 386,032	$ 825,282
Accounts receivable - trade	156,330	283,706
Notes Receivable	225,000	-
Prepaid expenses	14,570	27,605
Total current assets	781,932	1,136,593
Property and equipment, net	-	-
Other assets	54,816	54,816
	54,816	54,816
	$ 836,748	$ 1,191,409

Liabilities and Members' Equity

	2015	2014
Current liabilities:		
Accounts payable	$ 74,822	$ 60,956
Accrued commissions, fees, and other liabilities	107,688	410,434
Total current liabilities	182,510	471,390
Members' equity	654,238	720,019
	$ 836,748	$ 1,191,409

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Statements of Income

Years ended December 31, 2015 and 2014

	2015	2014
Revenues		
Commissions on equity securities	$ 289,820	$ 204,696
Commissions on options	804,788	783,562
Commissions on all other securities	1,950,554	2,573,854
Total Commissions	3,045,162	3,562,112
Commodities revenue	326,012	808,535
Sale of investment company shares	26,251	15,433
Other revenue	451,844	854,082
Total revenues	3,849,270	5,240,162
Operating expenses:		
Commission and fees	2,328,839	3,595,833
Clearing fees	374,566	456,548
Technology	303,665	396,765
Salaries and wages	351,728	337,731
Professional fees	63,930	159,480
Office	4,259	9,141
Travel and entertainment	26,482	53,674
Regulatory fees and licenses	12,126	75,814
Rent	48,619	46,022
Insurance	123,051	82,321
Depreciation	-	3,139
Taxes	55	60
Miscellaneous	80,085	120,682
Total Operating Expenses	3,717,405	5,337,210
Income (loss) from operations	131,865	(97,048)
Interest income	-	6
Net income (loss)	$ 131,865	$ (97,042)

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2015 and 2014

Members' equity, December 31, 2013	$	963,072
Net income (loss)		(97,042)
Distributions		(146,011)
Members' equity, December 31, 2014		720,019
Net income (loss)		131,865
Distributions		(197,646)
Members' equity, December 31, 2015	$	654,238

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income (loss)	$ 131,865	$ (97,042)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	-	3,139
Changes in operating assets and liabilities:		
Accounts receivable - trade	127,376	85,905
Prepaid expenses	13,035	8,808
Notes Receivable	(225,000)	-
Accounts payable	13,866	(43,537)
Accrued commissions, fees, and other liabilities	(302,746)	37,504
Net cash provided (used) by operating activities	(241,604)	(5,224)
Cash flows from financing activities-members' distributions	(197,646)	(146,011)
Net increase (decrease) in cash and cash equivalents	(439,250)	(151,235)
Cash and cash equivalents, beginning of year	825,282	976,517
Cash and cash equivalents, end of year	$ 386,032	$ 825,282

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is a wholly-owned subsidiary of Honos Financial, LLC. The Company is licensed to operate in six states, and currently, is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2015 or 2014.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2012 through December 31, 2015 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. Effective January 1, 2013, the Federal Deposit Insurance Company (FDIC) covers up to $250,000 for substantially all depository accounts. The Company did not exceed this limit as of December 31, 2015 but had exceeded this limit by $55,821 as of December 31, 2014.

(1) Organization and Significant Accounting Policies, Continued

The Company also maintains separate money market accounts that are protected by the Securities Investor Protection Corporation (SIPC). The SIPC is a nonprofit membership corporation funded by its member securities broker-dealers. The SIPC insures against the loss or theft of securities as well as the failure or insolvency of a brokerage firm. The insurance does not apply to losses related to market risk or investment fraud. As of June 30, 2011, the limits of protection extended up to $500,000 for securities, including $250,000 for cash and cash equivalents. As of December 31, 2015 and 2014, the organization did not exceed these insured limits.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. As of December 31, 2015 and 2014, respectively, the Company had net capital, as defined, of $314,853 and $569,210 which was $64,853 and $319,210 in excess of required net capital of $250,000, and its ratio of aggregate indebtedness to net capital was .58 and .83 to 1.

(3) Notes Receivable

In August 2015, the Company loaned money to its parent company, Honos Financial, LLC, in the amount of $225,000. The loan is short term with no stated interest rate.

(4) Reserve Account for Commission Rebates

The Company maintains a separate bank account for the rebate of a portion of its commission back to one of its customers. As required by Rule 15c3-3, the balance in this account never falls below the balance owed to the customer and the rebate checks are issued from this account. The balance in this account is a non-allowable asset for net capital purposes. The balance as of December 31, 2015 and 2014 in each bank account was $0 and $121, respectively.

(5) Lease Commitments

The Company originally leased office space in August 2005 under a lease agreement that expired November 1, 2009. The Company extended the lease through October 31, 2011 at a monthly rate of $3,999 and then renewed the lease for an additional 39 month period, with a scheduled annual increase of 3%. The lease was extended again on January 7, 2015 for a 12 month period at a monthly rate of $4,043. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,		
2016		8,088
	$	8,088

(6) Property and Equipment

Property and equipment consist of the following:

		2015		2014
Computer equipment	$	34,602	$	34,602
Office equipment		13,326		13,326
Office furniture		8,193		8,193
		56,121		56,121
Less accumulated depreciation		(56,121)		(56,121)
	$	-	$	-

(7) Related Party Transactions

In 2015, the Company transacted business with one company, Alberta Ltd, which is owned by individuals with ownership positions in the parent. Commissions were paid to Alberta Ltd in the amount of $314,247 in 2015 and $579,679 in 2014.

(8) Subsequent Events

The date to which events occurring after December 31, 2015, the date of the most recent consolidated balance sheet, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 24, 2016, the date the consolidated financial statements were available to be issued.

Schedule 1

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2015 and 2014

	2015	2014
Net capital:		
Total members' equity	$ 654,238	$ 720,019
Deduct: Excluded indebtedness	-	-
Add: Excess Net Capital of Subsidiary	36,438	116,656
Deduct: Non-allowable assets	(375,823)	(260,639)
Deduct: Non-liquid assets	-	-
Deduct: Securities haircuts	-	(6,826)
Net capital	$ 314,853	$ 569,210
Aggregate indebtedness:		
Accounts payable	$ 74,822	$ 60,956
Commissions payable	107,688	410,434
Total	$ 182,510	$ 471,390
Net capital requirements:		
Broker-dealer	$ 250,000	$ 250,000
Net capital in excess of requirements	64,853	319,210
Net capital as computed above	$ 314,853	$ 569,210
Ratio of aggregate indebtedness to net capital	.58 to 1	.83 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

PINNACLE CAPITAL MARKETS, LLC
(A Wholly-Owned Subsidiary of Honos Financial, LLC)

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2015 and 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Members
Pinnacle Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Pinnacle Capital Markets, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 24, 2016

EXEMPTION STATEMENT

Pinnacle Capital Markets, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Pinnacle Capital Markets, LLC claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2015, pursuant to paragraph k(2)(ii).

Pinnacle Capital Markets, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception.



Michael Paciorek, CCO

2-24-16

Date

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Pinnacle Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Pinnacle Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pinnacle Capital Markets, LLC's management is responsible for Pinnacle Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2016

PINNACLE CAPITAL MARKETS, LLC

Schedule of Assessment and Payments

Year ended December 31, 2015

Assessment for December 31, 2015	$	7,806
Less:		
Payment July 30, 2015		(4,481)
Payment February 16, 2016		(3,325)
Balance due, March 1, 2016	$	NONE